Mail Stop 4561

August 27, 2007

Nancy E. Cooper
Executive Vice President
  and Chief Financial Officer
CA, Inc.
One CA Plaza
Islandia, NY 11749

> **Re:** **CA, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed May 30, 2007**
> **File No. 001-09247**

Dear Ms. Cooper:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Item 1. Business, page 1

Business Model, page 11

1. You disclose that you offer your customers "the right to receive unspecified future upgrades." Please revise future filings to consistently disclose the rights that you offer to your customers throughout the filing. Therefore, if true, revise future filings to disclose that you offer your customers the right to receive unspecified future products.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 28</u>

<u>Critical Accounting Policies and Estimates, page 51</u>

<u>Sales Commissions, page 53</u>

2.   We note your disclosure that sales commission estimates involve assumptions
        regarding your projected new product sales and billings. Please clarify all the
        material accounting estimates and assumptions that you make when accounting
        for your sales commission expense. Tell us your consideration of disclosing why
        these material accounting estimates and assumptions bear risk of change, how you
        arrived at the estimate, accuracy of the estimate/assumption in the past, how they
        have changed, and reasonably likely future changes. We refer you to Section V of
        SEC Release No. 33-8350, Interpretation: Commission Guidance Regarding
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations. As part of your response, please explain why your accrual for sales
        commission is subject to such significant assumptions and estimates. Clarify
        when the commission is paid to the employee (in relation to the period the sales
        commission is expensed) and how these estimates and assumptions impact the
        amount paid. Clarify whether there are any instances that the accrual for sales
        commission is adjusted subsequent to the period that the expense has been
        recorded and how you account for such adjustments.

<u>Consolidated Statements of Operations, page 76</u>

3.   We note that your cost of license revenue only includes the amortization of
        capitalized software costs. Please clarify how you have determined that your
        current classification includes all costs and expenses applicable to your license
        revenue pursuant to Rule 5-03(b)(2)(a) of Regulation S-X. Specifically, please
        tell us how you determined your cost of revenues do not include commission or
        royalty expense which is currently classified as operating expenses on your
        consolidated statements of operations. In addition, we note from your disclosures
        on page 38 that your product development and enhancements expense includes
        product support. Please tell us whether this is product support delivered to
        external customers and if so, how you concluded that such expense should be
        classified as operating expense (as opposed to cost of revenue). Tell us the
        amount of product support expense that has been classified in the product
        development and enhancements financial statement caption for the fiscal years
        ended 2007, 2006 and 2005.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to

provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jason Niethamer at 202-551-3855, Chris White at 202-551-3461 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief